Micronet Enertec Technologies, Inc.
70 Kinderkamack Road

Emerson, New Jersey 07630

April 19, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Micronet Enertec Technologies, Inc. Registration Statement on Form S-1 (Registration Number 333-185470)

Dear Sirs:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to April 23, 2013 at 5:00 p.m. New York time, or as soon thereafter as practicable.

We acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Micronet Enertec Technologies, Inc.

By:	/s/ David Lucatz
David Lucatz
Chairman, President and Chief Executive Officer